



Paul Blum

CEO of Neurocarrus, Professor - University of Nebraska, Adjunct Professor at University of California, Santa Cruz

Lincoln, Nebraska Area

Connect | Message | More...

Neurocarrus

Stanford University School of Medicine

See contact info

116 connections

For more than 25 years, I've used cell engineering and microbiology to find solutions to societal needs like pain treatment, cancer, vaccines, and renewable energy.

Experience

CEO and Co-Founder
Neurocarrus
Dec 2015 – Present · 2 yrs 11 mos

Professor
University of Nebraska
1990 – Present · 28 yrs

Adjunct Professor
University of California, Santa Cruz
Jan 2017 – Present · 1 yr 10 mos
California

Microbiology and Environmental Toxicology

Education

Stanford University School of Medicine
Postdoctoral

UC Berkeley
Postdoctoral

University of California, Davis
Doctor of Philosophy - PhD, Microbiology, General

















Skills & Endorsements

Biochemistry · 7

 Endorsed by **David D. Dunigan, who is highly skilled at this**

Microbiology · 7

Gulnara Bekieva and 6 connections have given endorsements for this skill

Cell Culture · 6

Gulnara Bekieva and 5 connections have given endorsements for this skill

Show more

Interests

Neurocarrus

Neurocarrus
12 followers

University of California, Davis

University of California, Davis
240,554 followers

University of Nebraska

University of Nebraska
6,185 followers

University of California, Santa Cruz

University of California, Santa C...
121,277 followers

Stanford University School...

Stanford University School of M...
36,420 followers

University of Californ...

University of California, Berkeley
587,395 followers

See all

LinkedIn

About

Community Guidelines

Privacy & Terms

Send feedback

LinkedIn Corporation © 2018

Questions?
Visit our Help Center.

Manage your account and privacy.
Go to your Settings.

Select Language
English (English)